Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Interim financial statements as of September 30, 2009

Ultrapar Participações S.A. and Subsidiaries (Convenience Translation into English from the Original Previously Issued in Portuguese) Interim financial information September 30, 2009

Ultrapar Participações S.A. and Subsidiaries

Interim financial statements

as of September 30, 2009

Table of contents

Independent auditors’ report	3

Identification	4

Balance sheets	5 - 6

Income statements	7 - 8

Statements of changes in shareholders’ equity	9 - 10

Statements of cash flows - Indirect method	11 - 14

Notes to the financial statements	15 - 68

Characteristics of debentures	69

Other information considered material
by the company	70- 71

Investment in the subsidiaries	72

MD&A – Analysis of consolidated earnings	73 - 80

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity, cash flows, explanatory notes and  management report, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.
As mentioned in Explanatory Note 2, due to the changes in the accounting practices adopted in Brazil during 2008, the statements of income, changes in shareholders’ equity and cash flows, for the period ended September 30, 2008, presented for comparison purposes, were adjusted and restated, as required by NPC 12 – Accounting Policies, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution 506/06.

November 10, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo	Alexandre Heinermann
Accountant CRC 1SP160482/O-6	Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	09/30/2009	06/30/2009	09/30/2008
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,201	2,201	2,300
6 - Total	2,208	2,208	2,307

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	08/12/2009	Dividends	08/28/2009	Common	0.890000000
02	Board of Director’s Meeting	08/12/2009	Dividends	08/28/2009	Preferred	0.890000000

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2009 and June 30, 2009

(In thousands of Reais)
		Parent		Consolidated
Assets
	Note	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current assets
Cash and banks		42,065	290	186,495	290,737
Financial investments	5	56,537	162,904	1,621,827	1,266,097
Trade account receivables	6	-	-	1,588,297	1,707,884
Inventories	7	-	-	920,451	979,626
Recoverable taxes	8	41,623	44,069	320,911	337,202
Deferred income tax and social	10.a)	41	411	156,449	157,639
contribution
Dividends receivable		17,000	-	-	-
Other receivables		604	669	28,298	34,257
Prepaid expenses	11	-	-	29,169	51,197
Total current assets		157,870	208,343	4,851,897	4,824,639
Non-current assets
Long-term assets
Financial investments	5	750,000	770,870	7,193	7,193
Trade account receivables	6	-	-	295,009	209,601
Related companies	9.a)	10	10,810	6,993	5,640
Deferred income tax and social
contribution	10.a)	194	171	485,053	378,053
Recoverable taxes	8	9,685	4,515	37,913	32,792
Escrow deposits		217	250	99,431	94,273
Other receivables		-	-	1,967	2,746
Prepaid expenses	11	-	-	34,299	23,021
		760,106	786,616	967,858	753,319
Investments
Subsidiaries	12.a)	4,927,969	4,806,660	-	-
Affiliates	12.b)	-	-	12,325	12,269
Others		59	59	10,814	26,873
Fixed assets	13 and 16.f)	-	-	3,749,553	3,753,361
Intangible assets	14	246,163	246,163	876,690	817,300
Deferred charges	15	-	-	11,198	12,656
		5,174,191	5,052,882	4,660,580	4,622,459
Total non-current assets		5,934,297	5,839,498	5,628,438	5,375,778
Total assets		6,092,167	6,047,841	10,480,335	10,200,417

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of September 30, 2009 and June 30, 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
Liabilities		09/30/2009	06/30/2009	09/30/2009	06/30/2009

Current liabilities
Loans and financing	16	-	-	953,590	867,934
Debentures	16.d)	41,271	5,414	41,271	5,414
Finance lease	16.f)	-	-	11,812	12,246
Suppliers		169	282	692,053	646,857
Salaries and related charges		100	136	169,736	141,600
Taxes payable		1,901	29	151,575	132,395
Dividends payable	17.g)	1,725	1,447	7,231	7,331
Income tax and social contribution payable		-	-	14,291	13,580
Deferred income tax and social contribution	10.a)	-	-	1,434	2,630
Post-employment benefits	23.b)	-	-	10,798	10,798
Provision for contingencies	22.a)	-	-	20,660	22,337
Other payables		725	1,335	26,854	21,954
Total current liabilities		45,891	8,643	2,101,305	1,885,076

Non-current liabilities
Long-term liabilities
Financing	16	-	-	1,882,507	1,830,771
Debentures	16.d)	1,192,741	1,191,692	1,192,741	1,191,692
Finance lease	16.f)	-	-	6,550	8,293
Related companies	9.a)	436	436	4,087	4,174
Deferred income tax and social contribution	10.a)		-	11,969	15,847
Provision for contingencies	22.a)	5,149	5,083	280,197	287,934
Post-employment benefits	23.b)	-	-	91,987	91,987
Other payables		-	-	33,181	16,739
Total non-current liabilities		1,198,326	1,197,211	3,503,219	3,447,437

Minority interest		-	-	39,527	38,088

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	2,906	2,906	1,140	1,065
Revaluation reserve	17.d)	8,885	9,216	8,885	9,216
Profit reserves	17.e)	1,078,914	1,078,914	1,078,914	1,078,914
Treasury shares	17.b)	(127,332)	(127,332)	(137,232)	(137,662)
Valuation adjustment	3.c) and 17.g)	(7,036)	(4,467)	(7,036)	(4,467)
Cumulative translation adjustments	3.n) and 17.h)	(5,122)	578	(5,122)	578
Retained earnings		199,962	185,399	199,962	185,399
	17.f)	4,847,950	4,841,987	4,836,284	4,829,816
Total liabilities and shareholders’ equity		6,092,167	6,047,841	10,480,335	10,200,417

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the quarters ended September 30, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note
		09/30/2009	09/30/2008	09/30/2009	09/30/2008

Gross revenue from sales and services	3.a)	-	-	10,127,646	8,064,294
Deduction on sales and services		-	-	(467,395)	(325,720)

Net revenue from sales and services		-	-	9,660,251	7,738,574
Cost of products and services sold	3.a)	-	-	(8,932,873)	(7,204,515)

Gross income		-	-	727,378	534,059

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	149,624	138,443	56	131

Operating revenues (expenses)
Selling and marketing		-	-	(218,446)	(155,497)
General and administrative		(740)	419	(180,163)	(132,679)
Depreciation and amortization		-	(12,503)	(78,581)	(69,771)
Other net operating income		750	-	2,677	4,005

Operating income before financial income and other revenues		149,634	126,359	252,921	180,248
Net financial income	20	(14,258)	(11,841)	(59,729)	(21,117)
Other income	18	-	-	6,329	12,164

Operating income before social contribution and income tax		135,376	114,518	199,521	171,295

Social contribution and income tax
Current	10.b)	(1,591)	(659)	(53,095)	(53,346)
Deferred charges	10.b)	(347)	8,135	(17,375)	(1,527)
Tax incentives	10.b) and 10.c)	-	-	5,392	10,176
		(1,938)	7,476	(65,078)	(44,697)

Income before minority interest and employee statutory interest
Employee statutory interest		-	-	-	(3,082)
Minority interest		-	-	(1,005)	(1,522)

Net income for the period		133,438	121,994	133,438	121,994

Net income per equity share (annual weighted average) - R$		0.99664	0.91184

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the nine-month periods ended September 30, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note
		09/30/2009	09/30/2008	09/30/2009	09/30/2008

Gross revenue from sales and services	3.a)	-	-	26,921,218	21,588,256
Deduction on sales and services		-	-	(1,267,763)	(929,899)

Net revenue from sales and services				25,693,455	20,658,357
Cost of products and services sold	3.a)	-	-	(23,745,561)	(19,170,457)

Gross income		-	-	1,947,894	1,487,900

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	378,764	379,843	95	190

Operating revenues (expenses)
Selling and marketing		-	-	(600,552)	(426,877)
General and administrative		(2,440)	(47)	(507,349)	(389,836)
Depreciation and amortization		-	(36,697)	(202,284)	(208,131)
Other net operating income		2,347	(11)	8,129	20,947

Operating income before financial income and other revenues		378,671	343,088	645,933	484,193
Net financial income	20	(59,153)	(49,559)	(205,595)	(69,936)
Other income	18	-	(1)	16,240	19,391

Operating income before social contribution and income tax		319,518	293,528	456,578	433,648

Social contribution and income tax
Current	10.b)	(1,591)	(659)	(131,310)	(126,151)
Deferred charges	10.b)	(8)	29,343	(18,805)	(1,269)
Tax incentives	10.b) and 10.c)	-	-	15,169	26,149
		(1,599)	28,684	(134,946)	(101,271)

Income before minority interest and employee statutory interest		317,919	322,212	321,632	332,377
Employee statutory interest		-	-	-	(6,964)
Minority interest		-	-	(3,713)	(3,201)

Net income for the period		317,919	322,212	317,919	322,212

Net income per equity share (annual weighted average) - R$		2.37451	2.40836

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended September 30, 2009

 (In thousands of Reais, except dividends per share)
						Profit reserves
	Note		Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008			3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	-	(127,332)	4,663,602

Realization of revaluation reserve	17.d	)	-	-	(1,395)	-	-	-	-	1,395	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d	)	-	-	-	-	-	-	-	(192)	-	(192)
Valuation adjustments for financial instruments	3.c	)	-	-	-	-	-	(788)	-	-	-	(788)
Currency translation of foreign subsidiaries	3.n	)	-	-	-	-	-	-	(13,431)	-	-	(13,431)
Net income for the period			-	-		-	-	-	-	317,919	-	317,919
Interim dividends (R$ 0.89) per share			-	-	-	-	-	-	-	(119,160)	-	(119,160)

Balance at September 30, 2009			3,696,773	2,906	8,885	119,575	959,339	(7,036)	(5,122)	199,962	(127,332)	4,847,950

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended September 30, 2009

 (In thousands of Reais, except dividends per share)
Profit reserves

	Note		Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008			3,696,773	855	10,280	119,575	959,339	(6,248)	8,309	-	(138,807)	4,650,076

Realization of revaluation reserve	17.d	)	-	-	(1,395)	-	-	-	-	1,395	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d	)	-	-	-	-	-	-	-	(192)	-	(192)
Valuation adjustments for financial instruments	3.c	)	-	-	-	-	-	(788)	-	-	-	(788)
Currency translation of foreign subsidiaries	3.n	)	-	-	-	-	-	-	(13,431)	-	-	(13,431)
Treasury shares			-	285	-	-	-	-	-	-	1,575	1,860
Net income for the period			-	-	-	-	-	-	-	317,919	-	317,919
Interim dividends (R$ 0.89) per share			-	-	-	-	-	-	-	(119,160)	-	(119,160)

Balance at September 30, 2009			3,696,773	1,140	8,885	119,575	959,339	(7,036)	(5,122)	199,962	(137,232)	4,836,284

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)
 For the quarters ended September 30, 2009 and 2008

		Parent		Consolidated
	Note	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Cash flows from operating activities
Net income for the period		133,438	121,994	133,438	121,994
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(149,624)	(138,443)	(56)	(131)
Depreciation and amortization		-	12,503	118,215	89,881
PIS and COFINS credits on depreciation		-	-	2,543	1,066
Interest, monetary and exchange rate changes		14,735	41,145	8,530	216,784
Deferred income tax and social contribution	10.b)	347	(8,135)	17,375	1,073
Minority interest in income		-	-	1,005	1,522
Proceeds from sale of fixed assets		-	-	(6,290)	(9,702)
Others		-	-	50	(328)

Dividends received from subsidiaries		3,000	32,397	-	-

(Increase) decrease in current assets
Trade receivables	6	-	-	119,587	(89,291)
Inventories	7	-	-	58,142	(188,273)
Recoverable taxes	8	2,445	(6,725)	16,291	(23,461)
Other receivables		65	(453)	5,958	(74,039)
Prepaid expenses	11	-	663	22,029	6,392

Increase (decrease) in current liabilities
Trade payables		(113)	(1,170)	45,196	107,297
Wages and employee benefits		(36)	5	28,136	19,661
Taxes payable		1,872	5	19,181	11,261
Income tax and social contribution		-	-	711	13,478
Other payables		-	-	2,997	(2,103)

(Increase) decrease in long-term assets
Trade receivables	6	-	-	(85,409)	(6,487)
Recoverable taxes	8	(5,170)	-	(4,779)	417
Amounts in escrow		33	-	(5,158)	(1,707)
Other receivables		-	-	778	2,598
Prepaid expenses	11	-	-	(10,770)	(435)

Increase (decrease) in long-term liabilities
Provision for contingencies		66	93	(5,318)	(10,829)
Other payables		(610)	-	14,023	(3)

Net cash provided by operating activities		448	53,879	496,405	186,185

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Cash flows from investment activities
Financial investments, net of redemptions		42,015	-	15,128	225,163
Disposal (acquisition) of investments, net	12	-	(212,729)	(168,808)	45,265
Acquisition of fixed assets	13	-	-	(112,690)	(267,505)
Increase in intangible assets	14	-	-	(9,660)	(14,834)
Increase in deferred charges	15	-	-	-	(590)
Gain on sale of fixed assets		-	-	9,237	8,354

Net cash provided by (used in) investment activities		42,015	(212,729)	(266,793)	(4,147)

Cash flows from financing activities
Financing and debentures
Fund raising	16	1,334	-	414,725	115,994
Amortization	16	(307)	-	(251,299)	(240,933)
Payment of financial lease	16	-	-	(3,579)	(3,000)
Dividends paid		(118,883)	(117,558)	(119,260)	(118,128)

Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		-	(2,501)	-	(2,501)
Related entities	9.a)	10,800	127,740	(1,440)	(1,038)

Net cash provided by (used in) financing activities		(107,056)	7,681	39,147	(249,606)

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(2,145)	11,858

Increase (decrease) in cash, banks and short-term investments		(64,593)	(151,169)	266,614	(55,710)

Cash and cash equivalents at beginning of period	5	163,195	1,005,339	1,189,778	1,333,083

Cash and cash equivalents at end of period	5	98,602	854,170	1,456,392	1,277,373

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)

For the nine-month periods ended September 30, 2009 and 2008

		Parent		Consolidated
	Note	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Cash flows from operating activities
Net income for the period		317,919	322,212	317,919	322,212
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(378,764)	(379,843)	(95)	(190)
Depreciation and amortization		-	36,697	319,921	266,862
PIS and COFINS credits on depreciation		-	-	7,681	2,886
Interest, monetary and exchange rate changes		79,001	107,268	29,774	271,409
Deferred income tax and social contribution	10.b)	8	(29,343)	18,805	815
Minority interest in income		-	-	3,713	3,201
Proceeds from sale of fixed assets		-	-	(15,383)	(16,880)
Provision (release of provision) for loss on fixed assets		-	-	-	(49)
Others		-	-	445	(568)

Dividends received from subsidiaries		225,281	172,549	-	-

(Increase) decrease in current assets
Trade receivables	6	-	-	201,256	(203,224)
Inventories	7	-	-	401,115	(222,148)
Recoverable taxes	8	(12,844)	(1,723)	51,206	(42,868)
Other receivables		265	528	76,778	(69,527)
Prepaid expenses	11	-	(468)	2,104	(1,331)

Increase (decrease) in current liabilities
Trade payables		(257)	(1,433)	(152,408)	2,343
Wages and employee benefits		11	12	(9,442)	21,776
Taxes payable		1,788	(12,020)	46,436	(1,816)
Income tax and social contribution		-	-	(3,333)	(7,190)
Other payables		-	-	(38,541)	(27,145)

(Increase) decrease in long-term assets
Trade receivables	6	-	-	(93,851)	(23,892)
Recoverable taxes	8	(9,685)	-	6,353	(9,676)
Amounts in escrow		(24)	-	16,744	(865)
Other receivables		-	20	1,297	7,914
Prepaid expenses	11	-	-	(7,995)	1,726

Increase (decrease) in long-term liabilities
Provision for contingencies		231	250	8,058	(236)
Other payables		(648)	2	13,857	(481)

Net cash provided by operating activities		222,282	214,708	1,202,414	273,058

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)

		Parent		Consolidated
	Note	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Cash flows from investment activities
Financial investments, net of redemptions		(707,985)	-	499,444	(405,410)
Disposal (acquisition) of investments, net	12	57,881	(473,154)	(1,360,598)	45,265
Cash from subsidiaries acquired		-	-	29,442	-
Acquisition of fixed assets	13	-	-	(326,036)	(664,263)
Increase in intangible assets	14	-	-	(30,417)	(24,374)
Increase in deferred charges	15	-	-	-	(4,428)
Gain on sale of fixed assets		-	-	30,416	35,281

Net cash provided by (used in) investment activities		(650,104)	(473,154)	(1,157,749)	(1,017,929)

Cash flows from financing activities
Financing and debentures
Fund raising	16	1,175,858	1,200,000	2,277,487	2,137,950
Amortization	16	(1,266,683)	(1,241,419)	(1,881,498)	(2,245,357)
Payment of financial lease	16	-	-	(10,401)	(7,209)
Dividends paid		(237,377)	(355,936)	(241,735)	(356,853)
Acquisition of minority interest		-	-	-	(18)
Purchase of shares for treasury	17.b)	-	(105,014)	-	(105,014)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		-	1,731,313	-	1,731,313
Related entities	9.a)	75,635	(214,154)	(1,688)	(3,963)

Net cash provided by (used in) financing activities		(252,567)	1,014,790	142,165	1,150,849

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(5,491)	9,003

Increase (decrease) in cash, banks and short-term investments		(680,389)	756,344	181,339	414,981

Cash and cash equivalents at beginning of period	5	778,991	97,826	1,275,053	862,392

Cash and cash equivalents at end of period	5	98,602	854,170	1,456,392	1,277,373

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and logistics services for liquid bulk (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“Refining”).

2	Initial implementation of Law 11638/07 and summary of significant accounting policy changes

Law 11638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 was issued on December 3, 2008, which was enacted as Law 11941/09 on May 27, 2009, both amending and repealing existing provisions and adding new provisions to Law 6404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In order to regulate these changes, the Brazilian Securities Commission (CVM) issued a set of Resolutions during 2008, whose main effects on the interim financial statements of the Company and its subsidiaries are summarized below.

Resolution CVM 565 of December 17, 2008 – deals with the initial implementation of Law 11638/07 and Provisional Measure (MP) 449/08, which was enacted as Law 11941/09 on May 27, 2009.
As permitted by this Resolution, the Company decided to adopt January 1, 2008 as the date of transition. In addition, the Company and its subsidiaries started to use the equity method of accounting for the company Metalúrgica Plus S/A. and consolidate the company SERMA – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos in their interim financial statements (see Notes 4 and 12). The information presented herein for the third quarter of 2008 and the period ended September 30, 2008, differs from the one previously disclosed because the Company retroactively applied to them the new accounting standards issued during the year, as established by CVM. In the following table the effects on consolidated net income as of September 30, 2008 related to the adoption of Laws 11638/07 and 11941/09 are shown.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	CVM Resolution	07/01/2008 to 09/30/2008	01/01/2008 to 09/30/2008
Values before the implementation of Law 11638/07 and Law 11941/09		116,701	310,692

Effects of the implementation of Law 11638/07 and Law 11941/09:
Finance leases	554	720	1,572
Cost of funding	556	(69)	972
Marking-to-market of currency and interest rate hedging instruments	566	11,614	13,191
Equity in income of Metalplus	565	-	(22)
Cumulative translation adjustments	534	(6,972)	(4,193)

Total		5,293	11,520

Values after the implementation of Law 11638/07 and Law 11941/09		121,994	322,212

Resolution CVM 534 of January 29, 2008 – deals with effects of the changes in exchange rates and of the translation of financial statements.
The Company and its subsidiaries analyzed their investments in foreign entities and combined with the investor, those investees lacking autonomy and independent management, in accordance with item 41(a) of the Resolution. Foreign subsidiaries with autonomy were booked as provided for in item 41(b) of the Resolution, and the changes in exchange rates of the net investment in these subsidiaries were recorded as Cumulative translation adjustments in the investor’s shareholders’ equity. See Note 3.n).

Resolution CVM 547 of August 13, 2008 – deals with the Statement of Cash Flows.
The Company and its subsidiaries classified as cash equivalents, the short-term investments that are readily convertible into known amounts of cash and are subject to insignificant risk of change in value. The statement of cash flows shows the activity in the accounts: (i) Cash and banks and (ii) Financial investments considered as cash equivalents in the fiscal year. See Notes 3.b) and 5.

Resolution CVM 566 of December 17, 2008 – deals with recognition, measurement, and evidence of financial instruments.
The financial instruments of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables. See Notes 3.c), 5 and 21.

Resolution CVM 553 of November 12, 2008 – deals with intangible assets.
The Company and its subsidiaries reclassified to intangible assets the goodwill on the acquisitions of companies, which were previously shown as deferred charges in the interim financial statements. See Notes 3.h), 3.i) and 14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Resolution CVM 554 of November 12, 2008 – deals with financial leases.
Certain financial lease contracts where substantially all the risks and benefits associated with the ownership of an asset are transferred to the Company and its subsidiaries were recorded in the financial statements as finance leases, net of tax effects. The items recognized as assets were depreciated at the depreciation rates applicable to each of the group of assets into which they were classified, and the financial charges under the leases were allocated over the contract terms, based on the amortized cost method. See Notes 3.g) 16.e) and 22.d).

Resolution CVM 556 of November 12, 2008 – deals with transaction costs and premiums on issuance of bonds and securities.
Transaction costs and issue premiums associated with funding transactions by the Company and its subsidiaries were reclassified and added to the values of the respective funds raised, and the effective interest rate of each issuance was calculated. See Note 16.a).

Resolution CVM 564 of December 17, 2008 – deals with adjustment to present value of assets and liabilities.
The Company’s subsidiaries recorded the adjustment to present value of ICMS credit balances on acquisition of fixed assets (CIAP). The Company and its subsidiaries reviewed all other items of long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust these transactions to present value. See Notes 3.q) and 8.

3       Presentation of interim financial statements and significant accounting policies

The individual and consolidated interim financial statements were prepared in conformity with the accounting pratices adopted in Brazil, which include the Brazilian Corporate Law, the Standards, Guidelines and Interpretations issued by the Accounting Standards Committee and the standards issued by the Brazilian Securities Commission (CVM).

a.           Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.           Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.           Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed payments, receipts or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedge for purposes of measuring their fair value. The difference between the fair value of the financial instrument and its value plus interest earned is recognized as a Valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.           Current and non-current assets

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by Management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e.           Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies on which Management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

f.           Fixed assets

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages. The Company will maintain the revaluation balances, which were incorporated in the value of the respective assets, until their realization, without, however, accounting for new revaluations.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

g.           Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.e).

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.           Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

• Goodwill is carried at the original value net of income tax and social contribuition, less accumulated amortization as of December 31, 2008, when it ceased to be amortized.

• Other intangible assets acquired from third parties are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.           Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances existing on December 31, 2008 until they are fully amortized.

j.           Current and non-current liabilities

Are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements and, if applicable, adjustment to present value (see Note 3.q).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

k.           Income tax and social contribution on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.           Provision for contingencies

The provision for contingencies is created for contingent risks with a “probable” chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.           Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

n.           Basis for translating financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno Mexico S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivar), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as Cumulative translation adjustments and are recognized as income if these investments are disposed of. The amount recognized in the shareholders’ equity as cumulative translation adjustments as of September 30, 2009 was R$ 5,122 due to exchange loss.

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as income. The loss recognized as of September 30, 2009 amounted to R$ 10,079 (R$ 6,980 gain as of September 30, 2008).

o.           Use of estimates

The preparation of interim financial statements requires the Company’s Management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the fiscal years presented. Although these estimates are based on the best information available to Management about present and future events, the actual results may differ from these estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

p.           Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment was recorded in the interim consolidated financial statements up to September 30, 2009.

q.           Adjustment to present value

The subsidiaries recorded the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4       Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM standards, including the following direct and indirect subsidiaries:

		% interest in the share capital – Sep. 30, 2009		% interest in the share capital – Jun. 30, 2009
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda.	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno Mexico S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Oxiteno International Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Companhia Brasileira de Petróleo Ipiranga	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A.	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Comercial Farroupilha Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Brasileira de Participações Ltda.	Brazil	-	-	-	100
Ipiranga Produtos de Petróleo S.A.(**)	Brazil	-	100	-	100
Sociedade Anônima de Óleo Galena Signal (**)	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(*)
Proportional consolidation, as established in Article 32 of CVM Instruction 247/96 (control shared equally among Petrobras, Ultrapar and Braskem, since April 2007 according to “Material Event” of March 19, 2007 and “Material Event” of April 18, 2007).

(**)
In August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. (“CBL”) and by Sociedade Anônima de Óleo Galena Signal (“Galena”), subsidiaries of Chevron that held Texaco fuel distribution business in Brazil (“Texaco”). On March 31, 2009, the acquisition was closed and SBP disbursed the amount of R$ 1,106 million, in addition to the US$ 38 million advanced payment made to Chevron in August 2008. The terms of acquisition do not include the assumption of Texaco’s net debt. As from April 1st, 2009, the operations of Texaco were consolidated in the Company´s financial statements.  On May 16, 2009, the subsidiary CBL had its name changed to Ipiranga Produtos de Petróleo S.A. (“IPP”). As from August, 2009, in order to simplify the corporate structure and for administrative, financial and legal rationalization, SBP was merged into IPP. Under the purchase and sale contract, the existing working capital at March 31, 2009 was calculated, resulting in payment of $ 162 million to Chevron, which reflects the higher net asset received at closing. Goodwill breaks down into: R$ 398,985 based on future profitability, and R$ 344,418, based on the difference between the market value and the carrying value of the assets.

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

5       Financial assets

Financial investments with first-rate banks are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

	Parent				Consolidated

	09/30/2009		06/30/2009		09/30/2009	06/30/2009

Financial investments
In local currency
Fixed-income securities and funds	806,537		933,774		1,347,689	916,675

In foreign currency
Linked notes (a)	-		-		109,527	117,463
Fixed-income securities and funds	-		-		212,945	262,362

Income from currency and interest hedging instruments (b)	-		-		(41,141)	(23,210)

Total financial investments	806,537		933,774		1,629,020	1,273,290

Current	56,537		162,904		1,621,827	1,266,097

Non-current	750,000	*	770,870	*	7,193	7,193

* See Note 9.a

(a) Represents US$ 60 million in linked notes (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp., the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enables a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 16.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 3.c).

(b) Accumulated gains, net of income tax (see Note 21).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In accordance with Resolution CVM 566/08, the financial assets of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below.

	Consolidated

	09/30/2009	06/30/2009

Measured at fair value through income	1,228,756	875,831
Held to maturity	7,193	7,193
Available for sale	283,544	272,803
Loans and receivables	109,527	117,463

	1,629,020	1,273,290

For the preparation of the Company’s Statements of cash flows, cash and cash equivalents mean the balances of the accounts: (i) Cash and banks and (ii) Short-term investments classified as measured at fair value through income, excluding currency and interest rate hedging instruments, as shown below:

	Consolidated

	09/30/2009	06/30/2009

Cash and banks	186,495	290,737
Short-term investments measured at fair value through income (except currency and interest rate hedging instruments)	1,269,897	899,041

	1,456,392	1,189,778

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6       Trade receivables (Consolidated)

	09/30/2009	06/30/2009

Domestic customers	1,475,530	1,502,642
Customer financing - Ipiranga	469,820	464,004
Foreign customers	127,395	122,639
(-) Advances on negotiable instruments issued	(75,885)	(60,954)
(-) Allowance for doubtful accounts	(113,554)	(110,846)
	1,883,306	1,917,485

Current	1,588,297	1,707,884

Non-current	295,009	209,601

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of June 30, 2009	110,846
Additions	6,395
Write-offs	(3,687)
Balance as of September 30, 2009	113,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7       Inventories (Consolidated)

	09/30/2009			06/30/2009

		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	220,327	(17,880)	202,447	218,459	(19,787)	198,672
Work in process	1,553	-	1,553	3,899	-	3,899
Raw materials	122,451	(82)	122,369	143,974	(55)	143,919
Liquefied petroleum gas (LPG)	19,233	-	19,233	17,937	-	17,937
Fuels, lubricants and greases	470,317	(1,176)	469,141	524,208	(1,139)	523,069
Consumable materials and bottles for resale	35,896	(992)	34,904	40,826	(994)	39,832
Advances to suppliers	56,376	-	56,376	37,597	-	37,597
Properties for resale	14,428	-	14,428	14,701	-	14,701
	940,581	(20,130)	920,451	1,001,601	(21,975)	979,626

Movements in the allowance for doubtful accounts are as follows:

Balance as of June 30, 2009	21,975
Accrual reversal	(1,845)
Balance as of September 30, 2009	20,130

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8       Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Contribution to Social Security Funding (COFINS), Social Integration Plan (PIS), and Income Tax and Social Contribution.

	Parent		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

IRPJ and CSLL	51,267	48,543	100,361	114,983
ICMS	-	-	221,795	232,949
Provision for ICMS losses (*)	-	-	(69,997)	(70,981)
Adjustment to present value of ICMS on fixed assets - CIAP (see Note 3.q)	-	-	(4,204)	(4,547)
PIS and COFINS	21	21	79,864	68,307
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	8,322	7,066
IPI	-	-	16,689	16,239
Others	20	20	5,994	5,978
Total	51,308	48,584	358,824	369,994

Current	41,623	44,069	320,911	337,202

Non-current	9,685	4,515	37,913	32,792

(*)	The provision relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of June 30, 2009	70,981
Write-offs	(984)
Balance as of September 30, 2009	69,997

The balance of ICMS includes credits of the Camaçari – BA site of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, in the amount of R$ 48,229 as of September 30, 2009 (R$ 51,080 as of June 30, 2009). The subsidiary has authorization from the tax authorities to transfer the credit balance to third parties. The provision for loss of credits of the site was established based on the maximum discount expected in their sale. PIS and COFINS credits are used to offset other federal taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9       Related parties

a) Related companies

	Parent
	Loans / Debentures		Financial income
	Assets	Liabilities

Companhia Brasileira de Petróleo Ipiranga	750,000	-	52,519
Companhia Ultragaz S.A.	10	-	-
Melamina Ultra S.A. Indústria Química	-	436	-

Total as of September 30, 2009	750,010	436	52,519

Total as of June 30, 2009	781,680	436	26,929

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	572
Copagaz Distribuidora de Gas Ltda.	-	-	213	-
Química da Bahia Indústria e Comércio S.A.	-	3,245	-	-
Oxicap Indústria de Gases Ltda.	6,508	-	-	973
Petróleo Brasileiro S.A. - Petrobras	-	-	-	189,840
Quattor Químicos Básicos S.A.	-	-	-	1,591
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	14,374
SHV Gás Brasil Ltda.	-	-	98	-
Liquigás Distribuidora S.A.	-	-	288	-
Other	485	842	31	-

Total as of September 30, 2009	6,993	4,087	630	207,350

Total as of June 30, 2009	5,640	4,174	742	255,502

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Copagaz Distribuidora de Gas Ltda.	1,975	-
Petróleo Brasileiro S.A. - Petrobras	58,392	15,857,014
Braskem S.A	10,429	381,075
Oxicap Indústria de Gases Ltda.	4	8,655
Servgás Distribuidora de Gas S.A.	688	-
Liquigás Distribuidora S.A.	3,198	-
SHV Gás Brasil Ltda.	866	-
Refinaria de Petróleo Riograndense S.A. (*)	-	488,285
Quattor Químicos Básicos S.A.	-	67,161

Total as of September 30, 2009	75,552	16,802,190

Total as of September 30, 2008	28,366	14,723,936

(*)	Relates to the non-eliminated portion of the transactions between RPR and CBPI, since RPR is proportionally consolidated and CBPI is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s Management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.f). The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b) Key Management personnel - Compensation (Consolidated)

As of September 30, 2009, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 16,593 (R$ 18,469 as of September 30, 2008). Out of this total, R$ 15,195 relates to short-term compensation (R$ 17,172 as of September 30, 2008), R$ 966 to compensation in stock (R$ 957 as of September 30, 2008), and R$ 432 (R$ 340 as of September 30, 2008) to post-employment benefits.

c) Stock plan (Consolidated)

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of September 30, 2009, including tax charges, was R$ 22,407 (R$ 22,407 as of June 30, 2009). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in September 30, 2009 in the amount of R$ 1,428 (R$ 1,221 on September 30, 2008) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

October 7, 2008	174,000	39.97	9,593	(905)	8,688
December 12, 2007	40,000	64.70	3,570	(723)	2,847
November 9, 2006	51,800	46.50	3,322	(969)	2,353
December 14, 2005	23,400	32.83	1,060	(406)	654
October 4, 2004	41,975	40.78	2,361	(1,181)	1,180
December 17, 2003	59,800	30.32	2,501	(1,459)	1,042
	390,975		22,407	(5,643)	16,764

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

 10     Income tax and social contribution

a.       Deferred income tax and social contribution

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of fixed assets, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Assets - Deferred income tax and social contribution on:
Provision for loss of assets	-	-	25,171	26,112
Provisions for contingencies	194	171	69,299	66,882
Provision for post-employment benefit (see Note 23.b)	-	-	23,684	23,684
Provision for differences between cash and accrual basis	-	-	14,177	12,584
Amount related to goodwill paid on investments (see Note 14)	-	-	404,536	292,334
Other provisions	41	68	23,148	25,305
Tax losses and negative tax base for the social contribution to offset	-	343	81,487	88,791

Total	235	582	641,502	535,692

Current	41	411	156,449	157,639

Non-current	194	171	485,053	378,053

Liabilities - Deferred income tax and social contribution on:
Revaluation of fixed assets	-	-	454	476
Accelerated depreciation	-	-	130	135
Provision for differences between cash and accrual basis	-	-	4,353	8,127
Temporary differences of foreign subsidiaries	-	-	2,149	3,190
Implementation of Law 11,638/07 (*)	-	-	6,317	6,549

Total	-	-	13,403	18,477

Current	-	-	1,434	2,630

Non-current	-	-	11,969	15,847

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(*)	The Company and its subsidiaries adopted the Transition Tax Regime (RTT) provided for by Law 11941/09.

The estimated recovery of deferred tax assets relating to income tax and social contribution is stated as follows:

	Parent	Consolidated

Up to 1 year	41	156,450
From 1 to 2 years	-	70,331
From 2 to 3 years	-	96,151
From 3 to 5 years	194	216,525
From 5 to 7 years	-	91,515
From 7 to 10 years	-	10,530

	235	641,502

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.       Reconciliation of income tax and social contribution on income

Income tax and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Earnings (losses) before taxes and equity in income of affiliates, after employee profit sharing	(59,246)	(86,315)	456,483	426,494
Official tax rates - %	34	34	34	34
Income tax and social contribution at the official tax rates	20,144	29,348	(155,204)	(145,008)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	-	(7,629)	14,156
Adjustment to estimated income	-	-	8,913	4,559
Interest on equity	(21,760)	-	-	-
Workers Meal Program (PAT)	-	-	515	282
Other adjustments	17	(664)	3,290	(1,409)
Income tax and social contribution before tax incentives	(1,599)	28,684	(150,115)	(127,420)

Tax incentives - ADENE	-	-	15,169	26,149
Income tax and social contribution in the income statement	(1,599)	28,684	(134,946)	(101,271)

Current	(1,591)	(659)	(131,310)	(126,151)
Deferred	(8)	29,343	(18,805)	(1,269)
Tax incentives - ADENE	-	-	15,169	26,149

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base (*)	100	2007
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

(*)
The Development of the Northeast Agency (ADENE), approved the modernization request of Suape branch and granted 75% tax relief until 2018, based on a report issued on August 18, 2009. On August 31, 2009 the report was sent to the Internal Revenue Service for approval, which final term will occur in 120 days from this date. If this 75% relief is not granted, the subsidiary will file another request with ADENE for 12.5% relief until 2013, to which it is entitled because it is located in an incentive area and is considered a priority economic activity for the development of the region. As a result, the subsidiary has not recorded the tax benefit for this unit since the end of 2007.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

11	Prepaid expenses (Consolidated)

	09/30/2009	06/30/2009

Rents	31,387	28,577
Advertising and publicity	8,778	15,700
Insurance premiums	5,347	8,326
Purchases of meal and transportation tickets	3,018	2,833
Taxes and other prepaid expenses	14,938	18,782

	63,468	74,218

Current	29,169	51,197

Non-current	34,299	23,021

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

12	Investments

a.           Subsidiaries (parent company)

	Investments		Equity
	09/30/2009	06/30/2009	09/30/2009	09/30/2008

Companhia Brasileira de Petróleo Ipiranga	2,708,298	2,616,330	308,654	237,475
Oxiteno S.A. Indústria e Comércio	1,577,982	1,559,077	46,900	89,595
Ultracargo – Operações Logísticas e Participações Ltda.	648,843	637,255	29,428	2,784
Sociedade Brasileira de Participações Ltda.	-	-	(17,076)	7,156
Refinaria de Petróleo Riograndense S.A. (joint control)	(7,154)	(6,002)	10,858	(19,623)
Distribuidora de Produtos de Petróleo Ipiranga S.A. (i)	-	-	-	27,912
Ultragaz Participações Ltda. (i)	-	-	-	31,106
Imaven Imóveis Ltda.	-	-	-	3,438
	4,927,969	4,806,660	378,764	379,843

(i)	Subsidiaries merged in the last quarter of 2008 into Companhia Brasileira de Petróleo Ipiranga.

 b.           Affiliated companies (consolidated)

	Investments		Equity
	09/30/2009	06/30/2009	09/30/2009	09/30/2008

Transportadora Sulbrasileira de Gás S.A.	6,596	6,589	(62)	(89)
Química da Bahia Indústria e Comércio S.A. (ii)	3,746	3,752	112	259
Oxicap Indústria de Gases Ltda. (ii)	1,983	1,928	45	42
Metalúrgica Plus S.A. (ii)	-	-	-	(22)
	12,325	12,269	95	190

(ii) Interim financial statements audited by other independent auditors.

In the interim consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its financial statements as of August 31, 2009, while the other affiliates are valued based on the interim financial statements as of September 30, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

13       Fixed assets (Consolidated)

		09/30/2009				06/30/2009
	Average annual depreciation rate - %
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	391,719	-	(197)	391,522	392,313
Buildings	4	1,063,965	(415,923)	-	648,042	653,862
Leasehold improvements	6	328,636	(159,109)	-	169,527	173,333
Machinery and equipment	10	2,344,849	(937,666)	(1,591)	1,405,592	1,539,846
Light fuel/lubricant distribution equipment and facilities	10	1,311,453	(749,362)	-	562,091	465,737
LPG tanks and bottles	10	335,325	(191,927)	-	143,398	148,366
Vehicles	21	239,715	(181,889)	-	57,826	61,140
Furniture and utensils	10	91,044	(51,161)	-	39,883	38,925
Construction in progress	-	203,466	-	-	203,466	166,528
Advances to suppliers	-	88,497	-	-	88,497	75,358
Imports in progress	-	3,826	-	-	3,826	1,745
Computer equipment	20	171,962	(136,079)	-	35,883	36,208
		6,574,457	(2,823,116)	(1,788)	3,749,553	3,753,361

There were no changes in the provision for losses during the third quarter of 2009.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of fixed assets relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of September 30, 2009, the revaluation balance of fixed assets was R$ 21,380 (R$ 21,795 as of June 30, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

14     Intangible assets (Consolidated)

		09/30/2009				06/30/2009
	Average annual amortization rate - %	Cost	Accumulated amortization	Provision for losses	Net	Net
Goodwill, net of tax effects	-	870,613	(103,046)	-	767,567	710,576
Software	20	220,982	(147,751)	-	73,231	74,826
Technology	20	23,659	(6,182)	-	17,477	12,946
Commercial property rights	3	16,334	(3,182)	-	13,152	13,290
Market rights	20	17,561	(14,465)	-	3,096	3,584
Others	10	3,980	(729)	(1,084)	2,167	2,078
		1,153,129	(275,355)	(1,084)	876,690	817,300

Movements in intangible assets as of September 30, 2009 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance at June 30, 2009	710,576	74,826	12,946	13,290	3,584	2,078	817,300
Additions	185,150	4,423	5,519	-	-	120	195,212
Amortization	-	(6,018)	(988)	(138)	(488)	(31)	(7,663)
Deferred income tax and social contribution	(128,159)	-	-	-	-	-	(128,159)
Balance at September 30, 2009	767,567	73,231	17,477	13,152	3,096	2,167	876,690
Average annual amortization rate - %	-	20	20	3	20	10

In the accumulated income until September 30, 2009, the amount of R$ 7,662 was recorded as amortization of intangible assets, of which R$ 5,529 was classified as expenses and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization ended, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of September 30, 2009 and June 30, 2009, net of tax effects (See Note 10.a):

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	09/30/2009	06/30/2009
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	270,826	213,835
Others	8,928	8,928
	767,567	710,576

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 5,371 in the income for the period ended as of September 30, 2009 (R$ 4,539 in the income as of September 30, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

15       Deferred charges (Consolidated)

		06/30/2009			06/30/2009
	Average annual amortization rate - %
		Cost	Accumulated amortization	Net	Net

Restructuring costs	26	25,910	(14,712)	11,198	12,656

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

16       Financing, debentures and finance lease - Consolidated

a.	Composition

Description	09/30/2009	06/30/2009	Index/Currency	Annual financial charges 2009 - %	Maturity

Foreign currency:
Notes in the foreign market (b)	448,001	482,632	US$	+7.2	2015
Notes in the foreign market (c)	109,122	117,151	US$	+9.0	2020
Syndicated loan (c)	107,209	116,909	US$ + LIBOR (i)	+1.2	2011
ACC	101,112	105,564	US$	+0.6 to 7.0	< 209 days
BNDES	44,359	42,852	US$	+5.3 to 8.5	2010 to 2016
Financial institutions	11,978	12.342	MX$ + TIIE (ii)	+1.0 to 3.8	2009 to 2014
Financial institutions	9,830	37.642	US$ + LIBOR (i)	+1.1 to 2.1	2010 to 2011
Financial institutions	1,878	2.078	Bs (iii)	+19.0 to 28.0	2010 to 2013
FINIMP - União Terminais	1,705	4.023	US$	+7.0 to 7.8	2009 to 2012
BNDES	654	1,130	UMBNDES (iv)	+7.4 to 8.0	2010 to 2011
Subtotal	835,848	922,323

Local currency:
Debentures (d)	1,234,012	1,197,106	CDI	+3.0	2012
Banco do Brasil	548,886	539,174	CDI	91.0 to 95.0	2009 to 2010
Caixa Econômica Federal	494,131	493,188	CDI	120.0	2012
BNDES	396,155	387,719	TJLP (v)	+1.5 to 4.8	2009 to 2019
Special Credit Program - BNDES	202,008	-	TJ-462 (vi)	+3.82	2012
Banco do Nordeste do Brasil	115,883	119,194	FNE (vii)	8.5 to 10.0	2018
Working capital loan - MaxFácil	108,548	106,228	CDI	100.0	2010
FINEP	62,408	59,589	TJLP (v)	+0.0 to +5.0	2010 to 2014
Working capital loan - União Terminais/RPR	25,986	40,936	CDI	105.0 to 130.1	2009 to 2012
FINAME	21,494	27,294	TJLP (v)	+2.0 to 5.1	2009 to 2013
Postfixed finance lease (e)	16,106	19,104	CDI	+0.3 to 1.6	2009 to 2011
BNDES	11,965	-	TJ-462 (vi)	+2.1 to 3.3	2015
BNDES	4,836	-	TJ-453 (viii)	+1.9 to 3.1	2015 to 2019
BNDES	3,211	-	R$	+4.5	2015
Prefixed finance lease (e)	2,256	1,435	R$	+12.3 to 15.9	2010 to 2014
Financial institutions	2,128	-	R$	+10.15	2010
Others	2,610	3,060	CDI	+0.3 to 0.5	2009 to 2011
Subtotal	3,252,623	2,994,027

Total of financing, debentures and finance lease	4,088,471	3,916,350

Current	1,006,673	885,594

Non-current	3,081,798	3,030,756

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(i)           LIBOR = London Interbank Offered Rate.

(ii)          MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivar.

(iv)
UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of September 2009, 95% of this composition reflected the U.S. dollar.

(v)          TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES.

(vi)         TJ-462 = interest rate set by Provisional Measure No. 462, which considers TJLP + 1.0% pa.

(vii)	FNE = Northeast Constitutional Financing Fund.

(viii)           TJ-453 = interest rate set by Provisional Measure No. 453, which considers TJLP + 2.5% pa.

The long-term amounts break down as follows by year of maturity:

	09/30/2009	06/30/2009

From 1 to 2 years	603,816	516,384
From 2 to 3 years	1,668,416	1,661,343
From 3 to 4 years	107,527	104,754
From 4 to 5 years	67,179	68,339
More than 5 years	634,860	679,936
	3,081,798	3,030,756

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, and the effective interest rate of each fund raised was calculated.

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes in the foreign market (Original Notes), with maturity in 2005, and in June 2005 obtained the extension of the maturity of these notes for June 2020, with put/call option in June 2008, which was not exercised by the subsidiary and financial institutions. The next put/call option will be on June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired all the Original Notes issued by Companhia Ultragaz S.A. with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% p.a. The syndicated loan is secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes issued by Companhia Ultragaz S.A. to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and both the subsidiary and the financial institution may prepay it. In case of insolvency of the financial institution, Companhia Ultragaz S.A. would have to settle the

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Original Notes, but Oxiteno Overeseas Corp. would continue to be the creditor of the Linked Notes.

d.	Debentures

In June 2009, the Company made its third tranche of debentures in single series of 1,200 simple debentures, not convertible into shares, with the following features:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not aplicable

The funds obtained with this issuance were used for the payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008. The issuance of debentures allowed Ultrapar lengthen its debt profile, reduce its cost of financing from CDI + 3.6% to CDI + 3.0% p.a., improving its financial flexibility and increasing its liquidity.

e.	Finance leases

The subsidiaries CBPI, Serma, IPP and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and Management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded in the interim financial statements as of September 30, 2009, are shown below:

	Fuel distribution equipment	IT equipment and vehicles

Fixed assets net of depreciation	23,204	4,073

Financing	15,924	2,438

Current	11,082	730
Non-current	4,842	1,708

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	11,343	982
More than 1 year	4,949	2,045

	16,292	3,027

The above installments include the amounts of ISS payable on the monthly installments.

f.	Collateral

Financing is secured by liens on fixed assets amounting to R$ 44,876 as of September 30, 2009 (R$ 52,084 as of June 30, 2009), guarantees provided to subsidiaries in the amount of R$ 2,301,022 as of September 30, 2009 (R$ 1,859,590 as of June 30, 2009) and promissory notes.

Some subsidiaries issued collaterals to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, the subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 15,969 as of September 30, 2009 (R$ 11,995 as of June 30, 2009), with maturities of up to 211 days. As of September 30, 2009, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of September 30, 2009, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

17       Shareholders’ equity

a.           Share capital

The Company is a publicly traded company listed on the São Paulo and New York Stock Exchanges, with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of September 30, 2009, 12,270,925 preferred shares were outstanding abroad in the form of American Depositary Receipts (ADRs).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company, granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.           Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. Up to September 2009 no repurchase of shares occured.

As of September 30, 2009, the financial statements of the parent company totaled 2,201,272 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of September 30, 2009 on BM&FBovespa was R$ 71,41.

c.           Capital reserve

The capital reserve reflects the gain in the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 41.55 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.           Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.           Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve, and in 2008, the portion of initial adjustments to Laws 11638/07 and 11941/09.

f.           Reconciliation between parent company and consolidated shareholders’ equity

	09/30/2009	06/30/2009

Parent company shareholders’ equity	4,847,950	4,841,987
Treasury shares held by subsidiaries – net of realization	(9,900)	(10,330)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(1,766)	(1,841)

Consolidated shareholders’ equity	4,836,284	4,829,816

g.           Valuation adjustment

The differences between the fair value and adjusted cost (i) of financial investments classified as available for sale and (ii) of financial instruments designated as a cash flow hedge are directly recognized in the shareholders’ equity as Valuation adjustment. Gains and losses recorded in the shareholders’ equity are included in income, in the case of prepayment.

h.           Cumulative translation adjustments

The change in exchange rates on foreign investments denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

18       Other income

Consist primarily of income from sale of fixed assets, particularly LPG bottles, land and vehicles. In the third quarter of 2008, includes the gain on the disposal of all interest held by the subsidiary Oxiteno S.A Indústria e Comércio in Petroquímica União S.A.

19       Segment information

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities throughout the national territory, from the Texaco acquisition on. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	09/30/2009						09/30/2008

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	2,555,374	1,415,661	212,215	21,509,907	298	25,693,455	20,658,357
Operating earnings before financial revenues (expenses), other revenues and equity in income of affiliates	130,758	36,802	43,429	407,315	27,534	645,838	484,003
Total assets	1,114,165	2,609,673	862,584	5,388,539	505,374	10,480,335	9,287,645

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in the Refining business.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

20       Financial income (Consolidated)

	09/30/2009	09/30/2008

Financial revenues:
Interest on financial investments	96,969	173,033
Interest from customers	25,237	14,463
Other revenues	3,397	2,043

	125,603	189,539

Financial expenses:
Interest on financing	(238,659)	(201,598)
Interest on debentures	(45,518)	(22,087)
Interest on finance lease	(1,904)	(1,900)
Bank charges, IOF and other financial expenses (*)	(48,280)	(17,796)
Monetary changes and changes in exchange rates, net of income from hedging instruments	17,887	315
Provisions updating and other expenses	(14,724)	(16,409)

	(331,198)	(259,475)
Financial income	(205,595)	(69,936)

(*) Includes R$ 4.5 million related to IOF (tax on financial operations) on foreign exchange contract for the acquisition of Texaco, bank charges of R$ 7.3 million incurred in the redemption of the Commercial Promissory Notes by the Company in June 2009, R$ 7.6 million of guarantee commission of IPP and 5.8 million of PIS/COFINS related to interest on equity received by Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

21       Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of September 30, 2009 and June 30, 2009:

Assets and liabilities in foreign currency

(Amounts in millions of Reais)	09/30/2009	06/30/2009

Assets in foreign currency
Financial investments in foreign currency	322.5	379.8
Investments in foreign subsidiaries	58.8	65.9
Foreign trade receivables, net of advances on export contract and provision for loss	50.5	60.6
Foreign currency cash and cash equivalents	19.8	6.2
Advances to international suppliers, net of accounts payable arising from imports	40.8	31.2
	492.4	543.7

Liabilities in foreign currency
Financing in foreign currency	835.8	922.3

Currency hedging instruments	182.6	206.4

Net asset (liability) position	(160.8)	(172.2)

Net asset (liability) position – RPR[1]	62.0

Net asset (liability) position - Total	(98.8)

¹ Amount disclosed on September 30, 2009 due for its magnitude and to RPR having independent financial management.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Based on the net liability position of R$ 160.8 million in foreign currency shown above, we estimate that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 16.1 million, of which R$ 21.6 million of financial expense (revenue) and R$ 5.5 million of gain (loss) directly recognized in the shareholders’ cummulative translation adjustments (see Note 3.n).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of September 30, 2009, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained, as of September 30, 2009, R$ 2,567 (R$ 2,752 as of June 30, 2009), the subsidiaries Bahiana Distribuidora de Gás Ltda. and Companhia Ultragaz S.A. maintained, R$ 12,208 (R$ 11,473 as of June 30, 2009), Ipiranga maintained, R$ 96,733 (R$ 94,867 as of June 30, 2009), and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained, R$ 2,046 (R$ 1,754 as of June 30, 2009) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note and, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

ULTRAPAR PARTICIPAÇÕES S.A.

	Counterparty	Maturity	Initial notional amount *		Fair value		Amounts payable or receivable for the period (September 30, 2009)
			09/30/2009	06/30/2009	09/30/2009	06/30/2009	Amount receivable	Amount payable
Swap contracts

a - Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Goldman Sachs, HSBC, Itaú, Santander	Oct/2009 to Dec/2015	177.6	167.8	320.4	325.9	320.4	-
Payables in CDI interest rate			(177.6)	(167.8)	(356.0)	(345.1)	-	356.0
Total result			-	-	(35.6)	(19.2)	320.4	356.0

b - Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rate	Bradesco, HSBC, Itaú, Santander	Oct/2009 to Jan/2010	74.3	59.5	137.9	119.6	137.9	-
Payables in U.S. dollars			(74.3)	(59.5)	(132.7)	(114.9)	-	132.7
Total result			-	-	5.2	4.7	137.9	132.7

c - Interest rate swaps
Receivables in LIBOR interest rate in U.S. dollars	Itaú	Jun/2011	60.0	60.0	103.1	112.7	103.1	-
Payables in fixed interest rate in U.S. dollars			(60.0)	(60.0)	(108.2)	(117.3)	-	108.2
Total result			-	-	(5.1)	(4.6)	103.1	108.2

d - Non-deliverable fowards - RPR
Receivables in U.S. dollars	Banco do Brasil	Oct/2009 to Feb/2010	42.1		74.5		74.5	-
Payables in predetermined interest rate			(42.1)		(77.5)		-	77.5
Total result			-		(3.0)		74.5	77.5

Total gross result			-	-	(38.5)	(19.1)	635.9	674.4
Income tax			-	-	(2.7)	(4.1)	(2.7)	-
Total net result			-	-	(41.2)	(23.2)	633.2	674.4

* In USD millions

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of September 30, 2009 are described below, according to their category, risk, and protection strategy:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of September 30, 2009, the Company and its subsidiaries had outstanding swap contracts totaling US$ 177,6 million in notional amount, with an asset position at US$ + 5,81 p.a. and liability position at 117,96 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica Indústria e Comércio de Produtos Químicos Ltda., Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comercial equal to the exchange rate of the cost of their main raw materials. As of September 30, 2009, these swap contracts totaled US$ 74.3 million and, on average, had an asset position at 69.74% of CDI and liability position at US$ + 0.0% p.a.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of September 30, 2009, the subsidiary Oxiteno Overseas Corp. had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on oil imports denominated in U.S. dollars. The subsidiary Refinaria de Petróleo Riograndense (“RPR") held on 30 September 2009, NDF contracts (non-deliverable forwards) with contracted average future U.S. dollar of R$ 1.8710/US$ and principal, proportional to the Company’s interest in RPR of US$ 42.1 million.

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of September 30, 2009 and June 30, 2009 are stated below:

	09/30/2009		06/30/2009
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	186,495	186,495	290,737	290,737
Currency and interest hedging instruments	(41,141)	(41,141)	(23,210)	(23,210)
Financial investments	1,670,161	1,670,161	1,296,500	1,296,500

	1,815,515	1,815,515	1,564,027	1,564,027

Financial liabilities:
Financing	2,836,097	2,866,356	2,698,705	2,692,406
Debentures	1,234,012	1,237,752	1,197,106	1,197,106
Finance lease	18,362	17,446	20,539	19,252

	4,088,471	4,121,554	3,916,350	3,908,764

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2009 and June 30, 2009. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, Management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each derivative, projected by U.S. dollar futures contracts quoted on BM&FBovespa as of September 30, 2009. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.80 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements
(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of September 30, 2009, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of September 30, 2009 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

ULTRAPAR PARTICIPAÇÕES S.A.

		Scenario I
	Risk	(likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	92,862	194,075	295,287
(2) Debts in U.S. dollars	appreciation	(92,992)	(192,946)	(292,899)

(1)+(2)	Net Effect	(130)	1,129	2,388

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(387)	(33,516)	(66,646)
(4) Gross margin of Oxiteno	devaluation	387	33,516	66,646
(3)+(4)	Net Effect	-	-	-

Non-deliverable fowards
(5) NDF Receivables in U.S. dollars	Dollar appreciation	542	19,376	38,211
(6) Petroleum imports		(542)	(19,376)	(38,211)
(5)+(6)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Bankers Association) as of September 30, 2009 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, Management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on September 30, 2009. The result is stated on the table below:

		Scenario I
	Risk	(likely)	Scenario II	Scenario III
Interest rate swap (in U.S. dollars)
(1) LIBOR / fixed rate swap	Increase in LIBOR	213	800	1,387
(2) LIBOR Debt		(214)	(805)	(1,396)
(1)+(2)	Net Effect	(1)	(5)	(9)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22	Contingencies and commitments (Consolidated)

a.           Tax, labor and civil proceedings

On October 7, 2005, the subsidiaries Cia Ultragraz and Bahiana Distribuidora de Gás filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 129,552 as of September 30, 2009 (R$ 125,639 as of June 30, 2009) and have recorded a corresponding liability.

Subsidiaries Cia Ultragaz, Utingás, Tequimar, Transultra and Ultracargo have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 15,259 (R$ 15,064 as of June 30, 2009) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (SFT) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,995 (R$ 6,940 as of June 30, 2009).

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to  R$ 12,528.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno filed lawsuits to obtain exclusion of export revenues from the tax base for Social Contribution on Profit. The injunction was granted to Oxiteno Nordeste, on September, 23, 2009, now subject to possible appeal by the Government Authority; under the injunction granted, the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 1,065(R$ 1,112 as of June 30, 2009); the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested injunction, made on August 20, 2009.

The subsidiaries Oxiteno, Oxiteno Nordeste, Cia Ultragaz, Transultra, CBPI, RPR, Tropical, EMCA e IPP, filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injuction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 41,307 (R$ 38,275 as of June 30, 2009); the others subsidiaries did not obtain an injunction and are awaiting the judgment of these lawsuits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 33,987, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at September 30, 2009 is R$ 23,120 (R$ 22,785 as of June, 30, 2009).

The subsidiaries CBPI and IPP have provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the refinery, R$ 49,198 (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 40,604 (c) requiring the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by an injunction granted by the STF, R$ 38,921, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 17,664 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 16,704 (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 11,758, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 8,802.

The main tax claims of the subsidiaries CBPI and IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and are relative, mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 99,039 (b) requirement of proportionate reversal of ICMS credits in ratio of contributions of hydrous ethanol to give higher values for the exits, because of the transfer of a portion of financial subsidy for agricultours (FUPA) made by the distributors when purchasing subsequently reimbursed by the DNC, R$ 67,939 (c) requiring the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 38,713 (d) assessments for alleged non-payment of taxes, R$ 34,584 (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation, R$ 33,877 (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 25,387 (g) records of notices issued in

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 18,099, (h) assessments in the state of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by an injunction granted by STF, R$ 15,510, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 15,419, (j) records of notices issued on grounds of alleged improper calculation of the base of ICMS, since that was not included in the database to calculate the value the tax itself in interstate operations with petroleum products for final consumers, R$ 12,685 (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the operation not be taxed as constitutional non-impact, for R$ 12,151; and (l) assessments arising from surplus or shortage of stock, occurred because of differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 11,024.

Additionally, the subsidiary CBPI has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The amount of contingency is not provisioned, updated to September 30, 2009, is R$ 52.435 (R$ 44,569 at June 30, 2009).

Subsidiary Utingás is defending itself against notices of assessment of ISS issued by the Municipal Government of Santo André. The position of the subsidiary’s legal counsel is that the success is possible since a significant portion of the administrative decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovided for contingency, adjusted as of September 30, 2009, is R$ 48,687 (R$ 48,576  as of June 30, 2009).

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, Management of the subsidiaries did not deem it necessary to record a provision as of September 30, 2009.

Subsidiary Cia Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s Management did not record a provision to this contingency.

Subsidiary Cia Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 28 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 16,524. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Subsidiaries IPP and CBPI have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 31,965.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 06/30/2009	Additions	Write- offs		Adjustments	Balance in 09/30/2009

IRPJ and CSLL	165,172	6,418	-		2,583	174,173
PIS and COFINS	63,703	2,425	-		973	67,101
ICMS	198,204	-	-		480	198,684
INSS	8,310	-	(62)		161	8,409
Civil litigation	32,225	-	(65)		-	32,160
Labor litigation	23,119	-	(13,050	) *	-	10,069
Others	6,349	74	(1)		183	6,605
(-) Amounts in escrow	(186,811)	(6,596)	3		(2,940)	(196,344)

Total	310,271	2,321	(13,175)		1,440	300,857

* On August 2009, the amount of R$ 11,177, related to the education salary of IPP was reclassified to “Other Payables”, given the inst allments to the National Fund for Development of Education (FNDE).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.           Contracts

Subsidiary Terminal Químico de Aratu S.A. – Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of September 30, 2009, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated up to September 30, 2009 and September 30, 2008, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment (accumulated up to September)		Accumulated demand up to September (actual)

	2009	2008	2009	2008

In tons of ethylene	142,110	129,761	121,382	129,788

On August 1, 2008, the subsidiary Oxiteno S.A. Indústria e Comércio signed an Ethylene Supply Agreement with Quattor Químicos Básicos S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,156 tons of ethylene for the 2nd semester of 2009. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except Refining, which maintains its own insurance. The maximum compensation value, including Loss of Profits, based on the risk analysis of maximum loss possible at a certain site is US$ 852 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by Management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

d.           Operating lease contracts

The subsidiaries Tropical, IPP and Serma have operating lease contracts for the use of fuel transportation equipment (trucks) and computer equipment.

These contracts terms are 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and Management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	09/30/2009	06/30/2009

Up to 1 year	520	416
More than 1 year	729	649

	1,249	1,065

The total payments of operating lease recognized as expenses for the period was R$ 138 (R$ 558 as of September 30, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

23	Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. Up to September 30, 2009, the Company and its subsidiaries contributed R$ 8,161 (R$ 3,102 as of September 30, 2008) to Ultraprev, which amount is recorded as expense in the income statement for the period. The total number of employees participating in the plan as of September 30, 2009 was 7,299 active participants and 34 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

Ipiranga e RPR, and as from April 1st, 2009 IPP, recognized a provision for post-employment benefits related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

Net liabilities for such benefits recorded as of September 30, 2009 are R$ 102,785 (R$ 102,785 as of June 30, 2009), of which R$ 10,798 (R$ 10,798 as of June 30, 2009) are recorded as current liabilities and R$ 91,987 (R$ 91,987 as of June 30, 2009) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

24	Subsequent Event

On 3 November 2009, in order to simplify its corporate structure, eliminate duplicate structures, obtain more efficient logistics and capture synergies, CBPI was merged into IPP, concentrating all activities of the distribution of light fuels/lubricants and related activities in a single legal entity.

Ultrapar Participações S.A. and Subsidiaries

CHARACTERISTICS OF DEBENTURES

1 – ITEM	01
2 – ORDER NUMBER	3
3 – REGISTRATION NUMBER IN THE CVM	DISMISSED
4 – REGISTRATION DATE	06/04/2009
5 – SERIES ISSUED	UN
6 – ISSUE TYPE	SINGLE
7 – ISSUE NATURE	PUBLIC
8 – ISSUE DATE	06/04/2009
9 – MATURITY DATE	05/19/2012
10 – DEBENTURE TYPE	NO PREFERENCE
11 – YIELD	CDI + 3% p.a.
12 – PREMIUM/DISCOUNT	0
13 – PAR VALUE (REAIS)	1,000,000.00
14 – ISSUED AMOUNT (In thousands of Reais)	1,200,000
15 – ISSUE SECURITIES (UNIT)	1,200
16 – OUTSTANDING SECURITIES (UNIT)	1,200
17 – SECURITIES HELD IN TREASURY (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – UNPLACED SECURITIES (UNIT)	0
21 – LAST RESET DATE
22 – NEXT EVENT DATE	05/30/2010

Ultrapar Participações S.A. and Subsidiaries

Other information considered material by the company

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of September 30, 2009

		Sep-30-09
	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789
Board of Directors¹	46	42,007	42,053
Officers²	-	250,775	250,775
Fiscal Council	-	1,071	1,071

Note:
¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position. Should the member not be part of the controlling group, only its direct ownership is included.

²Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council

		Sep-30-09			Sep-30-08
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789	33,748,057	294,732	34,042,789
Board of Directors¹	46	42,007	42,053	46	7	53
Officers²	-	250,775	250,775	-	153,990	153,990
Fiscal Council	-	1,071	1,071	-	1,071	1,071

Note:	¹Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions

Total free float and its percentage of total shares as of September 30, 2009

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999
( - ) Shares held in treasury	6,617	2,201,272	2,207,889
( - ) Shares owned by Controlling Shareholders	33,748,057	294,732	34,042,789
( - ) Shares owned by Management	46	292,782	292,828
( - ) Shares owned by affiliates*	-	140,200	140,200

Free-float	15,675,177	83,737,116	99,412,293

% Free-float / Total Shares	31.71%	96.62%	73.05%

Ultrapar Participações S.A. and Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of September 30, 2009

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Caixa de Previdência dos Funcionários do Banco do Brasil¹	-	-	8,949,824	10.33%	8,949,824	6.58%
Parth Investments Company[2]	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Monteiro Aranha S.A.[3]	5,212,637	10.55%	994,838	1.15%	6,207,475	4.56%
Dodge & Cox, Inc.[4]	-	-	6,062,632	7.00%	6,062,632	4.45%
Shares held in treasury	6,617	0.01%	2,201,272	2.54%	2,207,889	1.62%
Others	2,252,219	4.56%	67,060,765	77.38%	69,312,984	50.93%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
¹ Pension fund of employees of Banco do Brasil headquartered in Brazil
[2] Company headquartered outside of Brazil, ownership information is not available
[3] Brazilian public listed company, ownership information is publicly available
[4] Institutions headquartered outside of Brazil

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	-	-	10,654,109	12.03%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	6,245,304	9.88%	448,063	1.77%	6,693,367	7.56%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor´s shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
1	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.38%	Commercial, industrial and other	9,324	9,324
2	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.48%	Commercial, industrial and other	34,999	34,999
3	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.13%	Commercial, industrial and other	412	412
4	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	13.26%	Commercial, industrial and other	63,372	63,372
5	União/Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.13%	Commercial, industrial and other	30	30
6	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	491	491
7	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	32.55%	Commercial, industrial and other	35,102	35,102
8	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	100%	16.92%	Commercial, industrial and other	8,505	7,384
9	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	98	98
10	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	6.69%	Commercial, industrial and other	360,815	335,815
11	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	1.08%	Commercial, industrial and other	554	554
12	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.52%	Commercial, industrial and other	122,048	122,048
13	Oxiteno Andina, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.61%	Commercial, industrial and other	12,076	12,076
14	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	1	1
15	U. A. T. E. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.51%	Commercial, industrial and other	18,220	18,220
16	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.48%	Commercial, industrial and other	199,323	199,323
17	Cia Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Closely-held subsidiary	100%	40.19%	Commercial, industrial and other	105,952	105,952
18	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.38%	Commercial, industrial and other	13,497	13,497
19	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.05%	Commercial, industrial and other	1,171	1,171
20	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.04%	Commercial, industrial and other	164	164
21	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	50	50
22	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.46%	Commercial, industrial and other	254	254
23	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	0.33%	Commercial, industrial and other	15,647	15,647
24	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.01%	Commercial, industrial and other	510	510
25	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.88%	Commercial, industrial and other	11	11
26	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.13%	Commercial, industrial and other	3,515	3,515
27	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	1,615	1,615
28	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	4.79%	Commercial, industrial and other	116,179	116,179
29	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	10.17%	Commercial, industrial and other	799,979	799,972
30	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100	4.46%	Commercial, industrial and other	24	24
31	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.77%	Commercial, industrial and other	5,718	2,800
32	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.17%	Commercial, industrial and other	1	1
33	Sociedade Brasileira de Participações Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated	0%	0.00%	Commercial, industrial and other	0	1,264,453
34	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Investee of subsidiary/affiliated	100%	29.59%	Commercial, industrial and other	126,445,264	80,317,431
35	S.A. de Óleo Galena-Signal	61.429.387/0001-90	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	100	100
36	Refinaria de Petróleo Riogrnadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	-0.15%	Commercial, industrial and other	5,079	5,079
37	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Closely-held subsidiary	100%	100.00%	Commercial, industrial and other	8,059	8,059

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2009

(1) Key Indicators - Consolidated:

(R$ million)	3Q09	3Q08	2Q09	Change 3Q09 X 3Q08	Change 3Q09 x 2Q09	9M09	9M08	Change 9M09 X 9M08
Net sales and services	9,660.3	7,738.6	9,621.8	25%	0%	25,693.5	20,658.4	24%
Cost of sales and services	(8,932.9)	(7,204.5)	(8,927.5)	24%	0%	(23,745.6)	(19,170.5)	24%
Gross Profit	727.4	534.1	694.3	36%	5%	1,947.9	1,487.9	31%
Selling, general and administrative expenses	(477.2)	(357.9)	(480.0)	33%	(1%)	(1,310.2)	(1,024.8)	28%
Other operating income (expense), net	2.7	4.0	0.7	(33%)	258%	8.1	20.9	(61%)
Income from operations before financial items	252.9	180.1	215.1	40%	18%	645.8	484.0	33%
Financial (expense) income, net	(59.7)	(21.1)	(86.9)	183%	(31%)	(205.6)	(69.9)	194%
Equity in subsidiaries and affiliated companies	0.1	0.1	0.1	(57%)	(59%)	0.1	0.2	(50%)
Non-operating income (expense), net	6.3	12.2	6.9	(48%)	(8%)	16.2	19.4	(16%)
Income before taxes and social contribution	199.5	171.3	135.2	16%	48%	456.6	433.6	5%
Income and social contribution taxes	(70.5)	(54.9)	(43.4)	28%	62%	(150.1)	(127.4)	18%
Benefit of tax holidays	5.4	10.2	2.8	(47%)	90%	15.2	26.1	(42%)
Employees statutory interest	-	(3.1)	-	n/a	-	-	(7.0)	n/a
Minority interest	(1.0)	(1.5)	(1.4)	(34%)	(26%)	(3.7)	(3.2)	16%
Net income	133.4	122.0	93.3	9%	43%	317.9	322.2	(1%)

EBITDA	371.1	266.9	320.6	39%	16%	965.8	743.9	30%

Volume – LPG sales – thousand tons	425.0	432.9	400.7	(2%)	6%	1,189.6	1,210.0	(2%)
Volume – Fuels sales – thousand of cubic meters	4,786.3	3,174.7	4,635.4	51%	3%	12,191.7	8,954.1	36%
Volume – Chemicals sales – thousand tons	169.0	151.5	160.0	12%	6%	452.7	433.9	4%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the quarter ending September 30th, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability of financial statements, the figures presented in this document for the first nine months and third quarter of 2008 consider such changes and, therefore, are different from the figures previously reported in the respective results release. In order to provide a better understanding of the effects of the new legislation, it is presented on pages 15 and 16 of the Earnings Release a statement with the impacts derived from the changes introduced by Laws 11,638/07 and 11,941/09 in the main accounts of the financial statements in the first nine months and third quarter of 2008, compared with the figures previously reported. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the year ended on December 31st, 2008 and financial statements for the quarters ended on March 31st, 2009, June 30th, 2009 and September 30th 2009, available at Ultrapar’s website (www.ultra.com.br).

Separately, in 1Q09 Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of União Terminais
 In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids previously held by Unipar – União das Indústrias Petroquímicas S.A., with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. Texaco’s results started to be consolidated into Ultrapar's financial statements from April 1st, 2009 on. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09 and 3Q09 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of operations:

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais – Accounting practices adopted in Brazil

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	SEPTEMBER 2009	JUNE 2009

Net sales	8,183.6	8,212.9
Cost of sales and services	(7,742.2)	(7,780.5)
Gross profit	441.4	432.4

Operating expenses	(266.4)	(269.2)
Selling	(136.1)	(140.5)
General and administrative	(86.2)	(96.0)
Depreciation and amortization	(44.1)	(32.6)

Other operating results	3.4	2.2

EBIT	178.4	165.4

EBITDA	224.7	200.1
Depreciation and amortization	46.3	34.7

EBITDA margin (R$/m³)	47	43

(2) Performance Analysis:

Net Sales and Services: Ultrapar’s consolidated net sales and services amounted to R$ 9,660 million in 3Q09, up 25% from 3Q08, mainly as a consequence of the consolidation of Texaco from 2Q09 on. Compared with 2Q09, Ultrapar's net sales and services remained almost stable, despite the seasonality between quarters, mainly as a consequence of the decrease in the diesel ex-refinery cost in June 2009. In 9M09, Ultrapar’s net sales and services amounted to R$ 25,693 million, up 24% over 9M08, mainly as a result of the consolidation of Texaco’s net revenues from 2Q09 on.

Ultragaz: According to the Brazilian National Oil Agency (ANP), the Brazilian LPG market decreased by 0.7% in 3Q09 compared with 3Q08, mainly as a result of the lower industrial activity. In the same period, Ultragaz's sales volume reached 425 thousand tons, a 1.8% decrease compared with 3Q08 mainly due to the temporary consumption of 11,000 tons by a large bulk client in 3Q08. Excluding that temporary effect, the total volume would have increased by 1%, and the volume in the bulk segment, that decreased by 8.1%, would have remained almost stable compared with 3Q08, indicating a demand recovery that interrupted the reduction trend seen in the last three quarters. In the bottled segment, Ultragaz’s sales volume amounted to 298 thousands tons, a 1.1% increase compared with 3Q08, mainly as a result of commercial initiatives implemented by the company, including new markets. Compared with 2Q09, Ultragaz’s sales volume grew by 6.1%, due to the seasonality between the periods. In the 9M09, Ultragaz totals 1,190 thousand tons in sales volume, down 1.7% over 9M08. Ultragaz's net sales and services amounted to R$ 929 million in 3Q09, 1.3% higher than that in 3Q08, due to commercial initiatives and efficiency programs implemented. Compared with 2Q09, net sales and services increased by 7.7%, mainly as a consequence of higher sales volume. In 9M09, Ultragaz’s net sales and services totalled R$ 2,557 million, up 1.6% from 9M08.

Ipiranga: Ipiranga’s sales volume totalled 4,786 thousand cubic meters, 51% higher than that in 3Q08. The sales volume of fuels for light vehicles grew 72%, mainly as a consequence of the consolidation of Texaco’s volume from April 1st, 2009, and the increase in the light vehicles fleet during the last 12 months. Diesel sales volume increased by 37%, due to the consolidation of Texaco’s volume from April 1st, 2009, partially offset by a reduction in consumption related to the economic performance. Compared with 2Q09, Ipiranga’s sales volume grew by 3%, reflecting mainly the typical seasonality between periods. In 9M09, Ipiranga totals 12,192 thousands cubic meters in sales volume, up 36% over 9M08. Ipiranga’s net sales and services totalled R$ 8,184 million in 3Q09, up 31% compared with 3Q08, mainly due to the 51% increase in sales volume, partially offset by the decrease in diesel ex-refinery cost in June 2009. Compared with 2Q09, Ipiranga’s net sales and services remained almost stable, with a 3% increase in sales volume offset by the decrease in diesel ex-refinery cost in June 2009. In 9M09, Ipiranga’s net sales and services totalled R$ 21,510 million, up 30% from 9M08.

Oxiteno: Oxiteno’s sales volume totalled 169 thousand tons, up 12% (18 thousand tons) over 3Q08, an 18% growth in the volume of specialty chemicals, mainly due to expansions in the production capacity and the imports replacement process. In the Brazilian market, sales volume rose by 8% (8 thousand tons), with a good performance in specialty chemicals sold to the cosmetics, detergents, agrochemicals, paints and varnishes industries. Sales volume outside Brazil grew by 20% (9 thousand tons) due to an increase in exports of specialty chemicals, as a result of the expansions. Compared with 2Q09, the sales volume rose by 6% (9 thousand tons) as a consequence of the same elements above and the seasonality between quarters, with an 11% (16 thousand tons) growth in the volume of specialty chemicals, partially offset by higher spot sales of glycols in 2Q09. Oxiteno’s sales volume in 9M09 totals 453 thousand tons, up 4% over 9M08. Oxiteno’s net sales and services totalled
R$ 483 million in 3Q09, down 2% from 3Q08, despite the 12% growth in volume and the 12% weaker Real, as a result of a 22% decrease in average dollar prices, particularly a 35% decrease in international glycol prices. Compared with 2Q09, net sales and services increased by 2% due to a 6% growth in sales volume and a 7% increase in average dollar prices, which were mostly offset by a 10% stronger Real. Net sales and services in 9M09 were R$ 1,416 million, up 4% from 9M08.

Ultracargo: In 3Q09, Ultracargo reported a 60% increase in average storage measured in cubic meters compared with 3Q08 as a consequence of (i) the consolidation of União Terminais from 4Q08 on, (ii) the expansions of the Aratu terminal, and (iii) a higher volume of operations at the Suape terminal. Compared with 2Q09, Ultracargo’s average storage measured in cubic meters decreased by 1%. In the transportation segment, total kilometrage travelled declined by 39% and 5% compared with 3Q08 and 2Q09, respectively, mainly due to Ultracargo’s decision to reduce its presence in the packed cargo segment. In 9M09, Ultracargo accumulates a 57% increase in the average occupancy rate at its terminals, and a 32% decrease in the total kilometrage travelled. Ultracargo reported net sales and services of R$ 88 million for 3Q09, up 22% compared with 3Q08, as a result of (i) the consolidation of União Terminais from 4Q08 on, (ii) higher average storage, and (iii) contractual tariff adjustments. Compared with 2Q09, Ultracargo's net sales and services decreased by 1% as a consequence of sales volumes. In 9M09, Ultracargo’s net sales and services totalled R$ 257 million, up 31% from 9M08.

Cost of Good Sold: Ultrapar's cost of goods sold amounted to R$ 8,933 million in 3Q09, up 24% compared with 3Q08 mainly as a result of the consolidation of Texaco from 2Q09 on. Compared with 2Q09, Ultrapar's cost of goods sold remained almost stable despite the seasonality between quarters, mainly as a consequence of a decrease in the diesel ex-refinery price in June 2009. In 9M09, Ultrapar’s cost of goods sold amounted to R$ 23,746 million, up 24% over 9M08, basically as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 on.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 771 million in 3Q09, down 2.9% and up 6.4% compared with 3Q08 and 2Q09, respectively, mainly as a result of a variation in sales volume between the compared periods. In 9M09, Ultragaz’s cost of goods sold totalled R$ 2,149 million, 1.5% lower than that in 9M08.

Ipiranga: Ipiranga’s cost of goods sold totalled R$ 7,742 million in 3Q09, up 30% compared with 3Q08, mainly as a result of the 51% increase in sales volume, partially offset by the decrease in diesel ex-refinery cost in June 2009. Compared with 2Q09, Ipiranga’s net sales and services remained almost stable, with a 3% increase in sales volume offset by the decrease in diesel ex-refinery cost in June 2009. In 9M09, Ipiranga’s cost of goods sold totalled R$ 20,345 million, up 30% from 9M08.

Oxiteno: Oxiteno's cost of goods sold in 3Q09 amounted to R$ 402 million, in line with 3Q08, due to the growth in sales volume, a 12% weaker Real and a higher depreciation resulting from the operations expanded in 4Q08. These effects were partially offset by a 24% reduction in the variable cost in dollars per ton. As in the 1H09, the reduction in the variable cost in dollars per ton reported in the financial statements was significantly lower than, for example, the 40% reduction in international ethylene prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs. Compared with 2Q09, Oxiteno’s cost of goods sold remained stable, with the benefits from a 10% stronger Real and a lower difference between historical and replacement costs in 3Q09 offset by higher sales volume and by the increase in dollar prices of raw materials, with international ethylene prices having increased by 25% during the quarter. In 9M09, Oxiteno’s cost of goods sold totalled R$ 1,179 million, up 6% from 9M08.

Ultracargo: Ultracargo's cost of services provided in 3Q09 amounted to R$ 49 million, a 1% decrease from 3Q08, despite the consolidation of the cost of services provided by União Terminais from 4Q08 on and an increase in the volume of products handled at the terminals, due to the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment. Compared with 2Q09, Ultracargo’s cost of services provided was down by 4%, mainly due to the lower presence in the transportation segment. In 9M09, Ultracargo’s cost of services provided totalled R$ 148 million, up 11% from 9M08.

Gross profit: Ultrapar’s gross profit amounted to R$ 727 million in 3Q09, up 36% from 3Q08 as a consequence of the growth seen in Ipiranga, Ultragaz and Ultracargo and the consolidation of Texaco from 2Q09 on. Compared with 2Q09, Ultrapar’s gross profit was up by 5%, as a consequence of seasonality in its businesses. In 9M09, Ultrapar’s gross profit totalled R$ 1,948 million, a 31% increase compared with 9M08.

Sales, General and Administrative Expenses: Sales, general and administrative expenses at Ultrapar totalled
R$ 477 million in 3Q09, up 33% from 3Q08, basically due to Texaco’s consolidation from 2Q09 on and non-recurring expenses related to the integration of its operations in to Ultrapar. Compared with 2Q09, Ultrapar’s sales, general and administrative expenses decreased by 1%. For 9M09, Ultrapar’s sales, general and administrative expenses totalled R$ 1,310 million, up 28% from 9M08, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 on.

Ultragaz: Ultragaz's sales, general and administrative expenses amounted to R$ 94 million in 3Q09, up 7.5% from 3Q08, as a consequence of an increase in expenses related to sales campaigns, the effect of inflation on expenses and an increase in variable compensation, partially offset by expense reduction initiatives implemented. Compared with 2Q09, sales, general and administrative expenses remained stable. For 9M09, Ultragaz’s sales, general and administrative expenses totalled R$ 276 million, up 4.5% compared with 9M08.

Ipiranga: Ipiranga's sales, general and administrative expenses (including employees statutory interest) amounted to R$ 292 million in 3Q09, up 63% from 3Q08, mainly due to the consolidation of Texaco’s expenses and R$ 26 million non-recurring expenses with the conversion of service stations in the acquired network to the Ipiranga brand (R$ 9 million) and with the integration of operations (R$ 17 million). Excluding the non-recurring expenses and the depreciation, Ipiranga’s sales, general and administrative expenses amounted to R$ 46/m³ of product sold, lower than the R$ 50/m³ in 3Q08 (pre-acquisition of Texaco) and the R$ 51/m³ in 2Q09 (the first quarter with Texaco), which reflects the implementation of the operational and administrative synergies plan, particularly after the integration of Texaco’s IT systems with Ipiranga’s and Ultrapar’s, integration completed in August 2009. For 9M09, Ipiranga’s sales, general and administrative expenses totalled R$ 768 million, up 53% compared with 9M08, including the R$ 29 million non-recurring expenses with the conversion of Texaco stations to the Ipiranga brand and the R$ 24 million expenses with the integration of Texaco.

Oxiteno: Sales, general and administrative expenses of Oxiteno amounted to R$ 68 million in 3Q09, up 13% from 3Q08, as a consequence of (i) the 12% increase in sales volume, (ii) higher international freight unit cost as a result of a 12% weaker Real, and (iii) an increased share of sales outside Brazil. Compared with 2Q09, sales, general and administrative expenses at Oxiteno decreased by 1%, despite the increase in sales volume, as a consequence of expense reduction initiatives implemented. For 9M09, sales, general and administrative expenses totalled R$ 199 million, up 19% compared with 9M08.

Ultracargo: Ultracargo's sales, general and administrative expenses amounted to R$ 22 million in 3Q09, up 5% compared with 3Q08, mainly due to the consolidation of sales, general and administrative expenses from União Terminais from 4Q08 on. Compared with 2Q09, Ultracargo’s sales, general and administrative expenses decreased by 5%, mainly as a result of a decrease in expenses in the transportation segment. For 9M09, sales, general and administrative expenses totalled R$ 68 million, up 11% compared with 9M08.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 253 million in 3Q09, up 40% from 3Q08 as a consequence of the increase in the income from operations before financial items of Ipiranga, Ultragaz and Ultracargo. Compared with 2Q09, Ultrapar’s income from operations before financial items was up by 18%. In 9M09, Ultrapar’s income from operations before financial items totalled R$ 646 million, a 33% increase compared with 9M08.

Financial result: Ultrapar reported net financial expense of R$ 60 million in 3Q09, R$ 39 million higher than that in 3Q08. The increase in net financial expense in 3Q09 reflects an increase in Ultrapar’s net debt, which increased from R$ 816 million at the end of 3Q08 to R$ 2,273 million at the end of 3Q09, as a result of acquisitions over the last 12 months, particularly the disbursement related to the acquisition of Texaco on March 31st, 2009, and investments in organic expansion. Compared with 2Q09, net financial expense decreased by R$ 27 million, mainly due to a decrease in Ultrapar's net debt and in the CDI during the period. For 9M09, Ultrapar’s net financial expenses came in at R$ 206 million, up R$ 136 million from 9M08.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 3Q09 were R$ 118 million, R$ 28 million higher than those in 3Q08, due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from 4Q08 on, and (iii) investments in new and re-branded service stations at Ipiranga. For 9M09, total depreciation and amortization costs and expenses amounted to R$ 320 million, up R$ 53 million compared with 9M08.

Other revenues and expenses (former "Non-Operating Results"): In 3Q09, Ultrapar reported other revenues of R$ 6 million, mainly due to sale of assets, compared with other revenues in the amount of R$ 12 million in 3Q08, substantially from the sale of shares of the former Petroquímica União S.A. held by Oxiteno. For 9M09, other revenues reached R$ 16 million, down R$ 3 million from 9M08.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 65 million in 3Q09, compared with an expense R$ 45 million in 3Q08, basically as a result of a higher pre-tax profit in 3Q09. Compared with 2Q09, income tax and social contribution expenses, net of benefit of tax holidays was up 60%. In 9M09, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 135 million, 33% up from 9M08.

Net Earnings: Consolidated net earnings in 3Q09 amounted to R$ 133 million, up 9% compared with 3Q08, due to a 39% increase in EBITDA, partially offset by increases in net debt and depreciation. Compared with 2Q09, net earnings increased by 43%, mainly as a consequence of the increase in EBITDA and the decrease in financial expenses. For 9M09, Ultrapar’s net earnings reached R$ 318 million, down 1% compared with 9M08.

EBITDA: Ultrapar’s EBITDA amounted to R$ 371 million in 3Q09, up 39% from 3Q08, mainly as a consequence of the consolidation of Texaco from 2Q09 on and EBITDA growth in Ipiranga, Ultragaz and

Ultracargo. Compared with 2Q09, Ultrapar’s EBITDA grew by 16% as a result of the growth in all the business units. For 9M09, Ultrapar’s EBITDA totalled R$ 966 million, up 30% compared with 9M08.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 94 million in 3Q09, up 42% and 28% from 3Q08 and 2Q09, respectively, basically as a consequence of (i) a recovery in margins, to which the operational efficiency programs implemented contributed, and (ii) the effects of seasonality compared with 2Q09. For 9M09, Ultragaz’s EBITDA reached R$ 220 million, up 37% from 9M08.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 199 million in 3Q09, up 37% from 3Q08, basically as a consequence of the consolidation of Texaco from 2Q09 on. Compared with 2Q09, EBITDA increased by 15% as a result of the increase in sales volume and the decrease in sales, general and administrative expenses. For 9M09, Ipiranga’s EBITDA reached R$ 515 million, up 20% from 9M08.

Ipiranga’s EBITDA ex-non-recurring expenses in 3Q09 totalled R$ 225 million, corresponding to an EBITDA unit margin of R$ 47/m³, R$ 4/m³ or 9% growth compared to the EBITDA ex-non-recurring margin of R$ 43/m³ for 2Q09. For 9M09, Ipiranga’s EBITDA ex-non-recurring expenses reached R$ 568 million.

Oxiteno: Oxiteno’s EBITDA totalled R$ 39 million in 3Q09, down 10% from 3Q08, basically as a result of an increase in prices of raw materials during the quarter and historical costs of goods sold higher than current replacement costs. Compared with 2Q09, Oxiteno’s EBITDA increased by 33% despite a 10% stronger Real, as a result of (i) a 6% increase in sales volume, (ii) a better product mix and (iii) a lower difference between historical and replacement costs. For 9M09, Oxiteno’s EBITDA reached R$ 114 million, down 2% from 9M08. Oxiteno estimates that the effect from the difference between historical and replacement costs was R$ 78 million in 9M09.

Ultracargo: Ultracargo reported an EBITDA of R$ 31 million, R$ 19 million higher than in 3Q08, as a consequence of (i) the consolidation of União Terminais from 4Q08 on and the resulting operational synergies, (ii) the expansions of the Aratu terminal, and (iii) an increase in the volume of products handled at the Suape terminal. Compared with 2Q09, Ultracargo’s EBITDA increased by 8%, basically due to a decrease in sales, general and administrative expenses. In 3Q09, Ultracargo’s EBITDA margin reached 35%, higher than the 16% and 32% margins reported in 3Q08 and 2Q09, respectively. For 9M09, Ultracargo’s EBITDA reached R$ 83 million, up 178% from 9M08.

EBITDA

R$ million	3Q09	3Q08	2Q09	Change 3Q09 X 3Q08	Change 3Q09 x 2Q09	9M09	9M08	Change 9M09 x 9M08
Ultrapar	371.1	266.9	320.6	39%	16%	965.8	743.9	30%
Ultragaz	94.0	66.1	73.6	42%	28%	220.1	160.8	37%
Ipiranga	198.7	145.2	172.4	37%	15%	514.6	428.7	20%
Oxiteno	38.9	43.4	29.2	(10%)	33%	114.3	117.2	(2%)
Ultracargo	30.5	11.3	28.2	170%	8%	82.7	29.8	178%

We hereby inform that. in accordance with the requirements of CVM Resolution 381/03. Our independent auditors KPMG Auditores Independentes have not performed during these first nine months of 2009 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(3Q09 Interim Financial Statements)